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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                  Commission File Number 1-8815

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

EQK Realty Investors I
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Full Name of Registrant

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Former Name if Applicable

2810 Spring Road, Suite 106
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Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30339
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 14, 1999, EQK Realty Investors I (the "Company") filed a voluntary petition for reorganization (the "Petition") with the United States Bankruptcy Court for the Middle District of Pennsylvania (the "Bankruptcy Court") under Chapter 11 of Title 11 of the United States Code. The Company filed a Report on Form 8-K relating to the filing of the Petition on December 29, 1999 and is continuing to operate as a debtor-in-possession. No receiver, fiscal agent or other similar officer has been appointed and no such appointment is currently contemplated.

Immediately prior to the filing of the Petition, Lend Lease Portfolio Management, Inc., which, together with its predecessor companies, served as the Company's advisor since its inception, resigned from such position. On December 13, 1999, Gregory Greenfield & Associates, Ltd. assumed the role of advisor to the Company until its resignation on January 18, 2000. Upon such resignation, Newleaf Corporation became advisor to the Company and continues to serve in such capacity.

The filing of the Petition was intended to enable the Company to conduct business under protection of the Bankruptcy Court while it developed a plan to continue to operate or dispose of its last remaining real estate asset, the Harrisburg East Mall in Harrisburg, Pennsylvania. The Company's multiple advisory changes, together with its ongoing efforts to (a) dispose of the Harrisburg East Mall, (b) prepare a plan of reorganization, (c) conduct negotiations with creditors with respect to proposed settlements and the use of cash collateral and (d) comply with the financial and reporting requirements imposed by the Bankruptcy Court, have left it unable to prepare the subject Annual Report on Form 10-K and file the Form 10-K by its prescribed due date without unreasonable effort or expense.

The Registrant will attempt to file the subject Annual Report on Form
10-K on or before the 15th calendar day following the prescribed due date for such report or as soon thereafter as reasonably practicable.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

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PART IV --  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jason M. Shargel, Esquire                      (215) 977-2216
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            (Name)                           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  / / Yes /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             EQK Realty Investors I
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date MARCH 30, 2000                 By:  /s/ David H. Crumpton
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                                           David H. Crumpton
                                            Vice President

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).